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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ____1____)*

                            FIRST BANCORP PUERTO RICO
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   318672 10 2
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                                 (CUSIP Number)

 Antonio R. Escriba/P.O. Box 9146, Santurce, PR 00908-0146/Phone: (787) 729-8141
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 318672 10 2.

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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Angel Alvarez-Perez
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         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            Filing as an individual
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         3. SEC Use Only
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         4. Source of Funds (See Instructions) PF

            Shares beneficially owned have been acquired with personal funds
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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)

            None
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         6. Citizenship or Place of Organization

            United States Citizen
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         7. Number of shares beneficially owned    with

            Sole Voting Power                      1,952,306
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         8. Shared Voting Power
                                                   NONE
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         9. Sole Dispositive Power
                                                   1,952,306

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        10. Shared Dispositive Power
                                                   NONE.

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        11. Aggregate Amount Beneficially Owned by Each Reporting Person

            Mr. Alvarez Perez is the direct owner of 1,945,206, and is indirect beneficial owner of 7,100 shares owned by his spouse, Isabel Freiria .
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        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)

            Amount reported in row 11 does not include 51,972 and shares which were previously reported as held in trust for Mr. Alvarez' Perez' children. Children are now adults and have control over such shares. Mr. Alvarez Perez has also donated 150,000 shares of the common stock of First BanCorp to each of his two adult children, for a total donation of 300,000 shares. Mr. Alvarez Perez no longer holds voting or disposition rights over these shares and disclaims having any control over the above referenced shares.

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        13. Percent of Class Represented by Amount in Row (11)

            7.30%.....
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        14. Type of Reporting Person (See Instructions)

            Individual..

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

Acquisition Statement Under Section 13(d) of the Securities Exchange Act of 1934

CUSIP NO.  318672 102                       Angel Alvarez-Perez

Name and Address of Issuing Bank            First BanCorp
                                            1519 Ponce de Leon Ave.
                                            Santurce, PR  0908

Title and Class of Securities               First BanCorp
                                            $1.00 per value Common Stock

Name and address                            Mr. Antonio R. Escriba
and telephone number of person              P. O. Box 9146
authorized to receive notices and           San Juan, PR  00908-0146
communications

Date of event which requires filing
Of this statement                           December 17, 2001

ITEM I: Security And Issuer
Common Stock Par Value $1.00 per share.  First BanCorp NYSE/FBP
1519 Ponce de Leon Ave., Santurce, PR  00908
First BanCorp is a bank holding company organized effective October 1, 1998. The common stock of First BanCorp was formerly listed as FirstBank, PR. Total number of issued and outstanding shares of common stock of First BanCorp as of December 31, 2001 was 26,571,952. There are no other kind of equitity shares or outstanding.

ITEM 2:  Identity and Background

(a)      Angel Alvarez-Perez

(b)      P. O. Box 9146
         San Juan, PR  00908-0146

(c)      President & CEO of First BanCorp
         1519 Ponce de Leon Ave
         Santurce, PR
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SCHEDULE 13D
Page 2


     President & CEO of FirstBank Puerto Rico
     1519 Ponce de Leo Ave.
     Santurce, PR

(d)  No
(e)  No
(f)  Citizen of the United States

ITEM 3:  Source and Amount of Funds or Other Consideration

Personal funds. Common stock of issuer beneficially held by Angel Alvarez Perez have been acquired from time to time with personal funds.

ITEM 4:  Purpose of Transaction

This report results from a transaction wherein Angel Alvarez-Perez gratuitously donated 150,000 shares of the common stock of First BanCorp to each of his two adult children, Angel Alvarez Freiria and Isabel Alvarez Freiria, for a total donation of 300,000 shares. On February 28, 2001, Mr. Angel Alvarez-Perez also acquired 120,000 through the exercise of previously granted stock options of First BanCorp.

(a) At a future date, Mr. Angel Alvarez-Perez may acquire additional shares of the stock through the exercise of previously granted unexercised stock options or he may purchase additional shares in the open market or private purchases with personal funds. Presently, Mr. Alvarez-Perez holds unexercised options to acquire: 104,000 shares granted on November 25, 1997; 100,000 shares granted on November 17, 1998; 100,000 shares granted on November 23, 1999; 150,000 shares granted on December 13, 2000; and 150,000 shares granted on February 26, 2002.
(b)  None
(c)  None
(d)  None
(e)  None
(f)  None
(g)  None

Item 5:  Interest in Securities of Issuer

(a) Mr. Angel Alvarez Perez is the sole owner of 1,945,206 shares of the common stock of First BanCorp, and has indirect interest in 7,100 shares owned by his spouse, Isabel Freiria. Mr. Angel Alvarez Perez also has the right to exercise options to acquire


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SCHEDULE 13D
Page 3


104,000 shares granted on November 25, 1997; 100,000 shares granted on November 17, 1998; 100,000 shares granted on November 23, 1999; 150,000 shares granted on December 13, 2000; and 150,000 granted on February 26, 2002. All such options were granted to Mr. Angel Alvarez Perez pursuant to an existing employee stock option plan.

(b) 1,945,206 shares beneficially owned by Mr. Angel Alvarez direct; and 7,100 shares by his wife, Isabel Freiria, indirectly.
(c)  None
(d)  None
(e)  N/A

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material To Be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 2002                                    /s/Angel Alvarez-Perez
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       Date                                             Angel Alvarez-Perez